Exhibit 99.1

Tiger Media Reports Unaudited Financial Results for the

Three Months Ended September 30, 2013; Announces WiFi

testing with China Unicom and New Media Master Agreement

with Shanghai Film Group

Shanghai, China, November 8, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE MKT: IDI, IDI.WS), a nationwide Shanghai-based multi-platform media company, today reported unaudited financial results for the three months ended September 30, 2013, and important new business initiatives including the testing of WiFi interactive advertising capabilities amongst its Shanghai Luxury Mall LCD network and a new master agreement with Shanghai Film Group.

Unaudited Financial Results for the Three Months Ended September 30, 2013 and New Business Opportunities

Revenue amounts were $0.8 million for the three months ended September 30, 2013, almost all of which were attributable to the launch, in late June 2013, of our new luxury shopping mall LCD and outdoor billboard businesses in Shanghai, as compared to revenue of $0.1 million for the three months ended June 30, 2013.

Gross profit was $0.4 million for the three months ended September 30, 2013 as a result of the increase of sales to our customers, with a gross profit margin of 45%.

Total operating expenses for the three months ended September 30, 2013 were $0.9 million, which is primarily related to business development, promotion of new LCD market opportunities and professional fees, resulting in an operating loss of $0.5 million.

EBITDA for the three months ended September 30, 2013 was a loss of $0.4 million.

As of September 30, 2013, the Company had $2.6 million in cash and cash equivalents. Stockholder equity was approximately $6.7 million and there were approximately 32.2 million common shares outstanding.

As a result of our disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International and its subsidiaries in 2012, we have not included comparison periods in the unaudited financial results included in this release, as the comparison periods are not relevant.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, stated, “Since the launch in late June 2013 of our LCD business, we have successfully signed $2.3 million in advertisement contracts for the network from major domestic and international advertisers. Additionally, our Luxury Mall LCD network has received positive responses from a diversified client portfolio that includes, among others, a major international fast food company, an international luxury automobile manufacturer, and a luxury cosmetic brand. Many additional prominent advertisers continue to express interest in joining our proprietary network. We are also pleased to announce that we have entered into a master agreement with Shanghai Film Group which has selected Tiger Media as their preferred outdoor digital media partner to market up to 100 new movie titles it distributes on our LCD screens. We believe our LCD network which is strategically located at prime commercial sites can deliver high reach and effective advertising results for advertisers.”

Tiger Media today also is announcing that Chief Financial Officer, Steve Ye, will resign effective November 10, 2013 to pursue an executive position with another NYSE-listed company. Mr. Tan said: “I have enjoyed working closely with Steve Ye and understand that moving to Beijing is an important career move for him. We thank him for his valuable service and contribution to the company.” Recruitment efforts are underway and Mr. Tan will serve as Interim Chief Financial Officer until a replacement is approved.

Stephen Zhu, COO of Shanghai operations, further remarked: “Our LCD business continues to expand, and we have now commenced testing of WiFi and 3G capabilities on our Luxury Mall LCD screen media network in Shanghai. The rollout is engineered with China Unicom’s bandwidth support and this first phase of the Company’s interactive O2O (online to offline) strategy is expected to expand our interactive capabilities with its expected full deployment by the end of 2013.

The advertising industry has changed rapidly in China due to the incredible growth of internet and mobile users. Purchasing habits of consumers have also changed as the Chinese on-line search market and growth of online sales offer consumers new innovations and choice. According to the MIIT (Ministry of Industry and Information Technology), China has more than 1.2 billion mobile users as of September 2013, more than 65% of which are mobile internet users. According to the National Bureau of Statistics of China 2013, video use (14% increase in 2012), social networking use (20% increase in 2012), and e-commerce purchases (20% annual increase) continue to play dominant roles among users with mobile devices

A recent joint research study by Google with IPSOS Corporation indicated that smartphone users in China have risen from 33% in 2012 to 47% in 2013. Furthermore, the study noted that smartphones connect advertisers with their consumers as 97% of smartphone users show interest in the advertising content.

Mr. Tan added, “By providing free WiFi on our LCD screens, our media network at high traffic locations in Shanghai should become interactive out-of-home hot-spots for our advertising clients with their consumers.”

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether additional prominent advertisers will join our proprietary network; whether our LCD network can deliver high reach and effective advertising results for our advertisers; whether our WIFI and 3G capabilities will expand our interactive capabilities by the end of 2013; whether our LCD screens will provide significant values for both advertisers and consumers; whether our LCD screens will become a hot spot for our advertising clients with their consumers and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@tigermedia.com

Tiger Media, Inc.

Condensed Statements Of Operations

	For Three Months Ended September 30, 2013	For Nine Months Ended September 30, 2013
In USD’000	Unaudited	Unaudited
Advertising service revenues	$802	$906
Cost of revenues	(438)	(774)

Gross profit	364	132
Sales and marketing expenses	(254)	(468)
General and administrative expenses	(836)	(2,660)
Gain from extinguishment of acquisition consideration payable	198	198

Loss from operations	(528)	(2,798)
Interest income	4	10
Other income	—	3
Foreign currency exchange loss, net	—	(3)

Loss before tax	(524)	(2,788)
Income tax expense	(12)	187

Net loss after tax	$(536)	$(2,601)

Reconciliation of net loss to EBITDA
Net loss after tax	$(536)	$(2,601)
Income taxes	12	(187)
Depreciation	51	61
Amortization of intangible assets	92	107

EBITDA	$(381)	$(2,620)

Tiger Media, Inc.

Condensed Balance Sheets

September 30 2013
In USD’000	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,636
Accounts receivable, net	532
Amount due from related parties	180
Prepaid expenses and other current assets	1,791
Deferred tax assets	190

Total current assets	5,329
NON-CURRENT ASSETS
Property and equipment, net	1,352
Intangible assets	2,093

Total non-current assets	3,445

Total assets	$8,774

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,004
Acquisition consideration payable	460
Amounts due to related parties	146
Deferred revenue	237
Accrued expenses and other payables	259

Total current liabilities	2,106

Total liabilities	$2,106

SHAREHOLDERS’ EQUITY
Common Shares - $0.0001 par value 1,000,000,000 shares authorized, 32,232,760 shares issued and outstanding	$3
Additional paid-in capital	140,306
Accumulated other comprehensive loss	(4,120)
Accumulated deficit	(129,521)

Total shareholders’ equity	6,668

Total liabilities and shareholders’ equity	$8,774

Tiger Media, Inc.

Condensed Statements Of Cash Flows

For Nine Months Ended September 30,
2013
In USD’000	Unaudited
Net cash used in operating activities	$(4,309)
Net cash used in investing activities	(586)
Net cash provided by financing activities	—
Foreign currency translation adjustment	322

Net decrease in cash and cash equivalents	(4,573)
Cash and cash equivalents at beginning of year	7,209

Cash and cash equivalents at end of year	$2,636